# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: High Wire Networks, Inc., CIK 0001413891
CUSIP: 42981W203
Title of class of securities: Common Shares, par value $0.00001 per share, Series B Preferred Stock
Address of issuer's principal executive offices: 30 N LINCOLN ST., BATAVIA, Illinois (IL), 60510
Date of event which requires filing of this statement: 03/03/2026
Filed by CIK 0001763085
Persons authorized to receive notices and communications: Brian Higley, Esq., 14888 Auburn Sky Drive, Draper, Utah (UT), 84020, 801-634-1984

## Reporting persons
- O'Leary Dennis M (CIK 0001763085): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 16,597,353; shared voting power 0; sole dispositive power 16,597,353; shared dispositive power 0; aggregate amount beneficially owned 16,597,353 (80% of the class)
  Comment: For Items 7, 9 and 11: Common stock only (excludes 1,000 shares of Series B Preferred Stock which are entitled to vote 51% of the outstanding votes)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.00001 per share, Series B Preferred Stock
Name of issuer: High Wire Networks, Inc.
Address of issuer's principal executive offices: 30 N LINCOLN ST., BATAVIA, Illinois (IL), 60510

## Item 2. Identity and Background
Name of person filing: The person filing this Schedule 13D is Dennis M. O'Leary (the "Reporting Person"). The Reporting Person is the Chief Executive Officer and a Director of the Issuer.
Residence or business address: The Reporting Person's business address is: 3 Columbus Circle, Floor 15, New York, NY 10019.
Present principal occupation or employment: The Reporting Person is a serial entrepreneur with significant international experience having founded Sulu Electric Power and Light Corp (Philippines), a firm with expertise in utility scale power generation and solar energy. In 2010, the Reporting Person co-founded DarkPulse Technologies Inc., a wholly-owned subsidiary of DarkPulse, Inc., which is developing specialized devices that monitor activities along national borders and provide structural health and safety monitoring of oil and gas pipelines. The Reporting Person currently serves as Chairman of the Board, Chief Executive Officer, President, Chief Financial Officer, Secretary and Treasurer of DarkPulse, Inc., a position he has held since April 2018. The Reporting Person is an Ambassador for the Province of New Brunswick, Canada, and a Research Member of the NATO Science and Technology Organization. He has served as a member of the Board at Arizona State University's School of Engineering, Global Resolve as Chair of the Impact Committee. His previous employment includes the NYPD where he worked as a member of the Manhattan North Tactical Narcotics Team. He was a member of a joint taskforce working with the DEA and USINS in the execution of warrants related to narcotics trafficking. While at the NYPD, he was assigned to the Department of Justice as a member of the FBI's investigative team with internal designation C14. He is a licensed private pilot with turbine experience.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The 16,597,353 Common Shares beneficially owned by the Reporting Person were received in exchange for the transfer of all of the issued and outstanding securities of Thoth Aerospace Inc., a New York corporation ("Thoth"), of which the Reporting Person is the sole shareholder, to the Issuer pursuant to a Securities Exchange Agreement dated effective as of March 3, 2026 (the "Securities Exchange Agreement").

The 1,000 Preferred Shares beneficially owned by the Reporting Person were purchased from Mark W. Porter for $1.00 at the closing of the transactions contemplated by the Securities Exchange Agreement.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the Common Shares and Preferred Shares reported herein in connection with a change of control transaction pursuant to which Thoth became a wholly-owned subsidiary of the Issuer. The Reporting Person may acquire additional shares of Common Shares or Preferred Shares from time to time, in open market purchase, negotiated transactions or otherwise, and may sell any or all of such Common Shares or Preferred Shares from time to time. As a director and executive officer of the Issuer, the Reporting Person may also receive grants of equity securities from time to time under the Issuer's stock incentive plans.

The Reporting Person does not, in such capacity, have present plans or proposals that relate to or would result in any of the following (although the Reporting Person reserves the right to develop such plans or proposals or any other plans relating to the Issuer and to take action with respect thereto): (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's certificate of incorporation, bylaws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person directly owns (i) 16,597,353 Common Shares of the Issuer, constituting beneficial ownership of 80% of the Issuer's Common Shares on a fully diluted basis immediately after the closing of the transactions contemplated by the Securities Exchange Agreement on March 3, 2026, and (ii) 1,000 Preferred Shares, constituting all of the issued and outstanding Series B Preferred Stock of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: The holders of shares of Series B Preferred Stock vote together with the shares of Common Stock such that the aggregate voting power of the Series B Preferred Stock is equal to 51% of the total voting power of the Issuer. As a result, the Reporting Person beneficially owns securities representing an aggregate of more than 80% of the total voting power of the Issuer.
Transactions in the class effected during the past sixty days: The Reporting Person has sole voting and dispositive power with respect to the indicated Common Shares and Preferred Shares. The Reporting Person has not effected any transactions in the Common Shares or Preferred Shares during the past 60 days, except as described in this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On March 3, 2026, the Issuer entered into a Securities Exchange Agreement (the "Securities Exchange Agreement") with Thoth, the Reporting Person (as the sole shareholder of Thoth), and Mark W. Porter, the Issuer's sole officer and director immediately prior to the closing and a holder of shares of the Issuer's Series B Preferred Stock. A copy of the Securities Exchange Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

Pursuant to the Securities Exchange Agreement, at the closing on March 3, 2026 (the "Closing"), the Reporting Person transferred all of the issued and outstanding securities of Thoth to the Issuer in exchange for the issuance by the Issuer of 16,597,353 Common Shares, representing 80% of the issued and outstanding capital stock of the Issuer on a fully diluted basis immediately after the Closing. The number of Common Shares issued to the Reporting Person was calculated pursuant to the following formula: Shares = (Target Percentage (multiply) Total Outstanding Shares) (division) (1 - Target Percentage), where Target Percentage equals 80% and Total Outstanding Shares means all issued and outstanding shares of Common Stock plus all shares issuable upon exercise or conversion of options, warrants, convertible securities and other rights, whether or not then exercisable or vested, on a fully diluted basis immediately prior to the issuance of the shares to the Reporting Person.

In addition, at the Closing, Mark W. Porter sold 1,000 Preferred Shares to the Reporting Person for $1.00. The 1,000 Preferred Shares constitute all of the Series B Preferred Stock of the Issuer issued and outstanding as of the Closing and provide voting control of the Issuer.

At the Closing, the existing officers and directors of the Issuer resigned from all offices they held with the Issuer and from their positions as officers and directors of the Issuer, and the Reporting Person was appointed as a director and sole executive officer of the Issuer effective as of the Closing.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: https://www.sec.gov/Archives/edgar/data/1413891/000168316826001572/highwire_ex0201.htm

## Signatures
- O'Leary Dennis M: /s/ Dennis M. O'Leary, Dennis M. O'Leary (03/09/2026)